6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 August 2, 2006

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl-Bosch-Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

   Dynamic BASF on Course for Profitable Growth; Second-Quarter Results 2006

     LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Aug. 2, 2006--BASF
(NYSE:BF)(FWB:BAS)(LSE:BFA):

     April - June 2006 published on August 2, 2006

     --   Strong sales growth of 16%

     --   EBIT before special items up 15%

     --   New growth opportunities from acquisitions

     --   Outlook: Higher sales and EBIT before special items compared with 2005


Overview                                       2nd Quarter
Million EUR                                             Change
                                          2006    2005    in %
Sales                                   12,322  10,581   16.5
Income from operations before interest,
 taxes, depreciation and amortization
 (EBITDA)                                2,374   2,149   10.5
Income from operations (EBIT) before
 special items                           1,910   1,657   15.3
Income from operations (EBIT)            1,797   1,587   13.2
Financial result                            23     (82)     .
Income before taxes and minority
 interests                               1,820   1,505   20.9
Net income                                 920     778   18.3
Earnings per share (EUR)                  1.82    1.48   23.0
EBIT before special items in percent of
 sales                                    15.5    15.7      -
Cash provided by operating activities      760     977  (22.2)
Additions to fixed assets (a)            4,957     850  483.2
Excluding acquisitions                     491     482    1.9
Amortization and depreciation (a)          577     562    2.7
Segment assets (end of period) (b)      35,241  28,631   23.1
Personnel costs                          1,430   1,393    2.7
Number of employees (end of period)     86,794  80,946    7.2


Overview                                                1st
                                                         Half
Million EUR                                                     Change
                                                  2006    2005    in %
Sales                                           24,837  20,664   20.2
Income from operations before interest, taxes,
 depreciation and amortization (EBITDA)          4,775   4,168   14.6
Income from operations (EBIT) before special
 items                                           3,775   3,220   17.2
Income from operations (EBIT)                    3,646   3,086   18.1
Financial result                                    44     (37)     .
Income before taxes and minority interests       3,690   3,049   21.0
Net income                                       1,870   1,639   14.1
Earnings per share (EUR)                          3.69    3.08   19.8
EBIT before special items in percent of sales     15.2    15.6      -
Cash provided by operating activities            2,208   2,081    6.1
Additions to fixed assets (a)                    5,557   1,212  358.5
Excluding acquisitions                             964     844   14.2
Amortization and depreciation (a)                1,129   1,082    4.3
Segment assets (end of period) (b)                   -       -      -
Personnel costs                                  2,822   2,670    5.7
Number of employees (end of period)                  -       -      -


     * Tangible and intangible fixed assets (including acquisitions)

     ** Tangible and intangible fixed assets, inventories and business-related receivables

     Contents


 1 BASF Group Business Review 13 Consolidated Statements of Income
 3 BASF Shares                14 Consolidated Balance Sheets
 4 Significant Events and     15 Consolidated Statements of Cash Flows
    Outlook
 6 Chemicals                  16 Consolidated Statements of Recognized
 7 Plastics                      Income and Expense
 8 Performance Products       17 Consolidated Statements of
                                 Stockholders'
 9 Agricultural Products &       Equity
    Nutrition
10 Oil & Gas                  18 Segment Reporting
11 Regions                    20 Explanations to the Interim Financial
12 Overview of Other Topics      Statements


     Cover photo:

     Shah Kazi, senior research engineer from the BASF Catalysts R&D Center in Iselin, New Jersey and Dr. Henrik Junicke, product manager for catalysts in Ludwigshafen.

     News from our innovation centers

     Wax in the wall for a pleasant indoor climate

     BASF's phase-change material Micronal(R) PCM absorbs daytime temperature peaks

     Summer, sun, sunshine - although much longed for throughout the winter months, they can soon become too much of a good thing when they arrive. Modern lightweight construction houses and steel and glass office complexes with transparent frontages can become more like saunas overnight. BASF's SmartBoard(TM) offers a solution to this problem. The cooling properties of this innovative gypsum wallboard are provided by the raw material Micronal(R) PCM, a microencapsulated latent heat store based on paraffin wax that absorbs excess heat. PCM stands for phase change material. Micronal(R) is an effective thermal buffer due to the physical phenomena that occur when wax changes from the solid to the liquid state. During this phase transition, a large amount of thermal energy (known as latent heat) is consumed without the temperature of the material itself changing.
     The waxes contained in Micronal(R) PCM melt at 23C or 26C (73/79F) depending on the application. When they melt, they absorb large amounts of heat from the environment, thereby preventing the room temperature from rising further. At night, when the outside temperature falls, the heat bound when the wax solidifies is released and the heat store is ready for a new summer's day.
     Thanks to microencapsulation the wax can be safely integrated into building materials like wall plaster, mortar or gypsum boards: Microscopically small droplets of wax are enclosed in a virtually indestructible acrylic polymer shell that withstands even drilling and sawing. Depending on the material, between 20 and 40 percent Micronal(R) PCM may be used.
     The ready-to-use gypsum wallboard Micronal(R) PCM SmartBoard(TM) is very user-friendly: although only 1.5 centimeters thick, each square meter contains around three kilograms of Micronal(R) PCM, and its heat insulating capacity corresponds to that of a brick wall 12 centimeters thick. As a result, it acts as an important functional component of the building that actively improves the indoor climate.
     The SmartBoard(TM) wallboards can be obtained directly through BASF's subsidiary BTC Specialty Chemical Distribution GmbH in Cologne. But several other industrial partners are also offering PCM construction materials based on Micronal(R) PCM. The German company H+H Celcon, for example, has incorporated BASF's phase-change material in aerated cement blocks. The heat storage capacity of the blocks, which are sold under the brand name CelBloc Plus and recognizable by their characteristic green color, is thus considerably enhanced.

     The perspex microcapsules - about 5 micrometers in diameter - contain a storage medium such as paraffin.
     When the contents melt, heat is taken up and is given out again only when the material solidifies.

     News from our innovation centers

     Biotechnologists fight dreaded potato disease

     Microscope image of the fungus Phytophthora infestans (light red structure in the center of the picture).
     The fungus spreads through leaf tissue in potatoes and causes potato blight.

     Two genes from wild potatoes protect crops

     Phytophthora infestans is every potato farmer's nightmare. Once this harmful fungus shows up, the dreaded potato blight can't be far behind. This disease can result in considerable crop losses. In the mid-19th century, it caused a famine in Ireland, and even today around 20 percent of potato harvest losses in the world are due to this disease. Researchers at BASF Plant Science GmbH have now developed a genetically improved potato that is resistant to this harmful pathogen.
     The starting point for this modern innovation is a remote valley in the Central American Andes. Various wild types of potato grow here and potato blight is also rampant. But not all the potato plants are infested. Some seem to have developed a very effective strategy to protect themselves against the pathogen that causes the disease.
     Scientists discovered that the resistant potato plants had at least one gene that the infested plants did not have. This gene ensures that the plant recognizes the harmful fungus in the first place. To set its defense mechanisms in motion, the plant needs to know that the fungus is there.
     That is precisely the problem with the modern cultivated potato. These plants would be able to fight off the fungus if they were only able to recognize its presence. This encouraged scientists to attempt to transfer the benefits of the wild potato to its cultivated counterpart. Conventional breeding methods were attempted for years but without success. Although the new types were partially resistant, they had other negative properties such as the lower yield typical of the wild potato. The breakthrough finally came in recent years with the aid of biotechnology: Scientists isolated a resistance gene of the wild potato and transferred it to the cultivated potato.
     Because the fungus adapts to varying environmental conditions, mutates and forms a large number of variants, scientists from BASF Plant Science identified other resistance genes in the wild potato. Together with potato breeders, a potato with two additional genes taken from the wild potato has now been developed.
     The potato from BASF Plant Science has already demonstrated its resistance in the greenhouse. Field trials are now being carried out at a number of locations to investigate whether various climatic conditions adversely affect the resistance of the genetically improved potato. The potato can be launched on the market as soon as these trials have been completed and following E.U. approval.

     BASF Group Business Review

     -- Sales volumes up 7%

     -- Sales growth of 16%

     -- EBIT before special items up 15%

     Sales

     Compared with the same period of the previous year, sales in the second quarter of 2006 increased by 16% to EUR 12.3 billion. The sales growth was due to the following factors:

     Factors influencing sales in comparison with previous year


% of sales               2nd Quarter   1st Half
Volumes                           7          7
Prices                            7          9
Acquisitions/divestitures         2          2
Currencies                        0          2
                                 16         20


     The new Catalysts division has been assigned to the Chemicals segment. This division includes the catalysts business and precious metals trading acquired on June 6, 2006 as part of Engelhard Corporation as well as our own existing catalysts business, which was formerly part of the Inorganics division. In addition to the effect of the activities of Engelhard, which contributed sales of EUR 240 million, sales in the Chemicals segment were boosted by the Verbund site in Nanjing, China, which started operations in June 2005. Furthermore, sales increased due to sales price increases to pass on significantly higher raw material costs.
     In the Plastics segment, sales rose considerably due to higher sales volumes in the Styrenics and Polyurethanes division.

     Second-quarter sales by segment


Million EUR
Chemicals                                    2006        2,443     22%
                                             2005        2,007
Plastics                                     2006        3,168      8%
                                             2005        2,924
Performance                                  2006        2,197      5%
Products                                     2005        2,098
Agricultural Products                        2006        1,389    (5)%
& Nutrition                                  2005        1,465
Oil & Gas                                    2006        2,481     50%
                                             2005        1,650


     In the Performance Products segment, all operating divisions posted higher sales due to higher volumes and a slight increase in sales prices.
     Volumes and sales prices declined in the Agricultural Products & Nutrition segment. Together with the divestiture of major parts of the generics business in North America, this resulted in significantly lower sales in the Agricultural Products division. The Fine Chemicals division posted significantly higher sales thanks to the pharmaceutical contract manufacturing business of the Orgamol Group that was acquired in the fourth quarter of 2005 and the personal care business acquired from Engelhard Corporation.
     Sales in the Oil & Gas segment rose strongly due to higher volumes and prices.


Special items
                    1st Quarter  2nd Quarter 3rd Quarter  4th Quarter
Million EUR         2006  2005   2006  2005  2006  2005   2006  2005
Special items in:
  - Income from
   operations        (16)  (64)  (113)  (70)        (65)        (109)
  - Financial
   result              -     -      -     -         222            -
                     (16)  (64)  (113)  (70)        157         (109)


     Earnings

     Compared with the same period of 2005, we increased income from operations
(EBIT) before special items by 15% to EUR 1,910 million.
     Margins in the Chemicals segment declined due to significantly higher prices for energy and raw materials. In addition, earnings were negatively affected by maintenance turnarounds at several plants as well as plant outages.
     In the Plastics segment, increased raw material costs reduced our margins. Nevertheless, higher volumes led to a rise in earnings.
     Earnings in the Performance Products segment declined due to severe pressure on margins, in particular in the Functional Polymers division.
     Second-quarter earnings in the Agricultural Products division were impacted by lower volumes due to the late start to the season in Europe as well as subdued demand from customers in North America.
     In the Fine Chemicals division, earnings increased as a result of the contribution from the acquired businesses as well as a reduction in fixed costs compared with the same period of the previous year.
     The Oil & Gas segment posted the strongest earnings growth, due partly to higher crude oil prices and increased volumes in the natural gas trading business.
     Compared with the same period of 2005, second-quarter EBIT rose by 13% to EUR 1,797 million. Special items in income from operations were related to the integration of Engelhard Corporation, as well as expenses for restructuring, which are primarily recorded under "Other" in the course of the year. The reduction of a fine imposed by the E.U. in 2001 for anti-trust violations related to vitamin sales resulted in special income of EUR 66 million.

     Second-quarter EBIT before special items


Million EUR
Chemicals                       2006                  351        (15)%
                                2005                  415
Plastics                        2006                  315          15%
                                2005                  274
Performance                     2006                  209        (23)%
Products                        2005                  272
Agricultural Products           2006                  183        (39)%
& Nutrition                     2005                  302
Oil & Gas                       2006                  868          50%
                                2005                  579


     The financial result increased by EUR 105 million to EUR 23 million. This was due in particular to lower net financing costs for pension obligations recorded under "Other financial result" following the transfer of approximately EUR 3.7 billion to a contractual trust arrangement at the end of 2005.
     Income before taxes and minority interests rose by 21% to EUR 1,820 million.
     The tax rate was 47.6% compared with 46.3% in the second quarter of 2005. Taxes for oil production that are noncompensable with German corporate income tax amounted to EUR 383 million compared with EUR 267 million in the same period of the previous year.
     Net income increased 18% to EUR 920 million. Earnings per share were EUR
1.82 compared with EUR 1.48 in the second quarter of 2005.

     BASF Shares

     -- BASF shares better than DAX 30 and EURO STOXX 50 indices in the second quarter

     --   Shares buybacks for EUR 285 million in the second quarter of 2006


BASF shares                                     2nd Quarter   1st Half
                                                       2006       2006
Performance (with dividends reinvested)
BASF (%)                                             (0.14)     (0.16)
DAX 30 (%)                                           (4.80)    + 5.09
EURO STOXX 50 (%)                                    (3.66)    + 3.97

Share prices and trade (XETRA trading)
Average (EUR)                                        64.07      63.78
High (EUR)                                           69.49      69.49
Low (EUR)                                            58.97      58.97
Close (EUR)                                          62.78      62.78
Average daily trade in shares (million shares)        3.37       3.20


     BASF share performance

     After a relatively flat period in the first quarter of 2006, the price of BASF's stock increased significantly in April and reached a record high of EUR
69.49 on April 21. In May, the stock pared gains in a market characterized by high crude oil prices and anticipated interest rate increases and closed the quarter with a performance of - 0.14% (assuming reinvestment of the EUR 2.00 per share dividend paid on May 5). As a result, BASF shares performed better than the DAX 30 and EURO STOXX 50 indices, which declined by 4.80% and 3.66%, respectively, in the second quarter.

     Share buybacks

     In the second quarter of 2006, BASF Aktiengesellschaft bought back 4.54 million shares for a total of EUR 285 million and an average price of EUR 62.83 per share.
     Up to the end of the second quarter, BASF had bought back shares for a total of EUR 342 million under the EUR 500 million share buyback program that was announced in February 2006. This program is scheduled to run until the Annual Meeting in 2007.

     We also plan to buy back shares in the future.

     Up-to-date information on BASF shares is available on the Internet at www.basf.de/share.
     You can reach BASF's investor relations team by calling +49 621 60-48230 or by sending an e-mail to investorrelations@basf.com.

     Significant Events and Outlook

     Acquisition of Engelhard Corporation

     Following the acceptance of BASF's cash offer by the majority of shareholders, BASF gained control of Engelhard Corporation on June 6, 2006. BASF owns 100% of the company since June 9, 2006.
     As a result of this acquisition, we will become a leading supplier in the fast growing market for catalysts. The combination of the two companies' R&D activities will create a unique Know-how Verbund and thus open up further potential for innovation and growth in the area of catalysis.
     The acquisition involves 50 production sites and 22 R&D centers in more than 20 countries. Approximately 7,300 Engelhard employees have transferred to BASF as a result of the acquisition. The purchase price for Engelhard shares amounted to $ 4.8 billion or appoximately EUR 3.8 billion.

     Engelhard Corporation reported the following results for fiscal 2005:


Key data Engelhard Corporation
Million $                                 2005
Sales                                    4,597
Income from operations                     299
Assets                                   3,879


     The catalysts business will be managed in BASF's new Catalysts operating division and reported as part of the Chemicals segment. Engelhard's remaining businesses will be integrated primarily in BASF's Performance Products segment and in the Fine Chemicals operating division.
     The companies acquired as a result of the acquisition are included in BASF Group's consolidated financial statements as of June 6, 2006.

     Acquisition of Degussa's construction chemicals business

     The acquisition of the construction chemicals business of Degussa AG by BASF Aktiengesellschaft was completed on July 1.
     With BASF's chemical expertise and Degussa's know-how in construction chemicals applications, we offer our customers a greater range of innovative products and help them to be more successful in the competitive construction sector. BASF's strong presence in Asia will additionally generate growth opportunities in this region's booming construction sector.
     The acquisition includes production sites and sales centers in over 50 countries as well as an R&D center in Trostberg, Germany. Approximately 7,400 employees have transferred from Degussa to BASF. The purchase price for equity was just under EUR 2.2 billion. In addition, the transaction was associated with debt of EUR 0.5 billion.

     Degussa reported the following results for its construction chemicals business in fiscal 2005:


Key data Degussa Construction Chemicals
Million $                                 2005
Sales                                    1,968
Income from operations                     223
Assets                                   1,472


     The activities will be reported in the new Construction Chemicals division, which is part of the Performance Products segment. The companies acquired as a result of the acquisition will be included in BASF Group's consolidated financial statements as of July 1, 2006. The acquisition price of EUR 2.7 billion for Degussa's construction chemicals business is reported under "Other receivables" as of June 30, 2006.

     Further significant events

     The acquisition of Johnson Polymer was completed on July 1, 2006. It provides BASF with a range of water-based resins that complements our portfolio of high solids and UV resins for the coatings and paints industry and will strengthen our market presence, in particular in North America.
     The acquisition of Johnson Polymer involves one production site each in the United States and in the Netherlands, as well as technical centers and offices in Asia Pacific. The purchase price was $470 million on a cash and debt-free basis.
     In 2005, Johnson Polymer posted sales of approximately $360 million and had 430 employees worldwide. The business will be integrated into the Performance Chemicals division and included in BASF Group's consolidated financial statements as of July 1, 2006. The acquisition price of EUR 376 million for Johnson Polymer is reported under "Other receivables" as of June 30, 2006.
     BASF acquired CropDesign on June 27, 2006. This Belgian biotechnology company will be integrated in BASF Plant Science GmbH, in which all of our plant biotechnology activities are combined. CropDesign will strengthen our research network thanks to the workforce of over 70 employees at its research facilities in Ghent, Belgium.
     On July 10, BASF and the China Petroleum & Chemical Corporation (SINOPEC Corp.) signed a $500 million agreement to expand their joint Verbund site in Nanjing, China. BASF-YPC Co. Ltd. - the 50-50 joint venture between BASF and SINOPEC - plans to invest in additional downstream plants and expand the capacity of its steam cracker. The new activities are expected to come on stream in 2009.
     On July 7, 2006, the Supervisory Board of BASF Aktiengesellschaft extended the appointment of BASF Chairman Dr. Juergen Hambrecht until the end of the Annual Meeting in 2011.
     At the same time, the Supervisory Board extended the appointments of Klaus Peter Loebbe and Dr. Stefan Marcinowski to the Board of Executive Directors. Loebbe's appointment will now run until the end of the Annual Meeting in 2008, Marcinowski's until May 2012.

     Outlook

     We expect the following conditions in 2006:

     --   Average oil prices (Brent) of about $ 65/barrel

     -- An average euro/dollar exchange rate of $ 1.25 per euro and a further increase in interest rates

     -- Global economic growth and chemical production growth (excluding pharmaceuticals) of more than 3%

     On this basis, we expect that our business will continue to develop positively in the further course of the year. Persistently high oil prices are likely to lead to an increase in raw material costs and margin pressure. Additional sales price increases are therefore necessary.
     Major risk factors continue to be the political situation in unstable areas, especially in the Middle East, and the development of the crude oil price.
     In view of the strong business performance in the first half, we remain optimistic for the full year: We expect to post significantly higher sales and higher EBIT before special items compared with the previous year's strong level.
     Furthermore, our acquisitions will contribute to sales in the second half, bringing total sales to more than EUR 50 billion.
     We anticipate an additional contribution to EBIT before special items.

     Chemicals

     --   Higher sales and volumes in all divisions

     -- Margins and earnings decline due to high raw material and energy pricesas well as plant shutdowns

     --   New Catalysts operating division


Overview Chemicals                                 2nd Quarter
Million EUR                                                    Change
                                               2006     2005     in %
Sales                                         2,443    2,007      22
Thereof Inorganics                              285      250      14
        Catalysts                               259       18       .
        Petrochemicals                        1,324    1,227       8
        Intermediates                           575      512      12
EBITDA                                          409      477     (14)
EBIT before special items                       351      415     (15)
EBIT before special items in percent of
 sales                                         14.4     20.7       -
EBIT                                            263      345     (24)
Assets                                       10,903    6,026      81


Overview Chemicals                              1st Half
Million EUR                          2006       2005       Change in %
Sales                               4,682      3,829               22
Thereof Inorganics                    570        439               30
        Catalysts                     280         36                .
        Petrochemicals              2,698      2,363               14
        Intermediates               1,134        991               14
EBITDA                                861      1,021              (16)
EBIT before special items             668        841              (21)
EBIT before special items in
 percent of sales                    14.3       22.0                -
EBIT                                  580        771              (25)
Assets                                  -          -                -


     We increased sales significantly in the second quarter. In addition to higher volumes and sales prices, sales were boosted by Engelhard's catalyst business, which was acquired at the beginning of June (volumes 6%, prices 4%, portfolio 12%). EBIT before special items was negatively impacted by significantly higher prices for raw materials and energy as well as by plant turnarounds and outages. EBIT contains special charges related to the integration of Engelhard Corporation.

     Inorganics

     Sales rose especially due to strong demand for inorganic basic chemicals and specialties. Significantly higher prices for natural gas put pressure on margins, especially for methane-based derivatives, and led to a decline in earnings.
     The catalysts business unit, which was previously part of the Inorganics division, was assigned to the new Catalysts division with effect from January 1, 2006. The previous year's figures were restated accordingly.

     Catalysts

     BASF acquired Engelhard Corporation at the beginning of June and has started the integration process. Effective June 6, Engelhard's catalysts business and precious metals trading are reported in this new operating division together with BASF's existing catalyst business.

     Petrochemicals

     Higher prices and additional volumes from production at the site in Nanjing, China, led to an increase in sales compared with the same period of 2005. Business with plasticizers and solvents was strong. Earnings were significantly lower, however, due to high and rising raw material costs, as well as plant turnarounds and outages. Following shutdowns lasting several weeks, plants in Ludwigshafen, Antwerp, Belgium, and Port Arthur, Texas, are again operating at high capacity utilization rates.

     Intermediates

     As in previous quarters, demand continued to rise in the second quarter of 2006. Sales were higher than in the same period of 2005. Very high prices for raw materials worldwide could only be passed on to a limited extent in the form of higher sales prices. Earnings were at the same level as in the previous year.

     Plastics

     --   Further increase in sales and earnings

     --   Higher volumes of polyurethanes and styrenics

     --   Startup of new plants in Kuantan, Malaysia, and Caojing, China


Overview Plastics                                2nd Quarter
Million EUR                                                    Change
                                            2006      2005       in %
Sales                                      3,168     2,924         8
Thereof Styrenics                          1,232     1,128         9
        Performance Polymers                 738       732         1
        Polyurethanes                      1,198     1,064        13
EBITDA                                       442       400        11
EBIT before special items                    315       274        15
EBIT before special items in percent of
 sales                                       9.9       9.4         -
EBIT                                         314       280        12
Assets                                     6,867     6,591         4


Overview Plastics                                 1st Half
Million EUR                              2006      2005   Change in %
Sales                                   6,259     5,724            9
Thereof Styrenics                       2,383     2,264            5
        Performance Polymers            1,488     1,421            5
        Polyurethanes                   2,388     2,039           17
EBITDA                                    898       780           15
EBIT before special items                 647       543           19
EBIT before special items in percent of
 sales                                   10.3       9.5            -
EBIT                                      645       548           18
Assets                                      -         -            -


     The Plastics segment posted an increase in sales compared with the second quarter of 2005 due to higher volumes and virtually stable prices (volumes 9%, prices -1%, portfolio -1%, currencies 1%). Earnings rose to an even greater extent. This was due in particular to improved earnings in the Styrenics division and continued strong earnings in the Polyurethanes division.

     Styrenics

     Sales were higher than in the same period of the previous year, in particular thanks to strong demand in Europe and Asia. Earnings increased significantly compared with the weak second quarter of 2005. Margins, however, remain unsatisfactory. Earnings were additionally impacted by the shutdown of the styrene plant in Ludwigshafen for maintenance.
     In order to expand our specialties business, we have opened a service center called designfabrik(R) in Ludwigshafen through which we support our customers in the early stages of product development.

     Performance Polymers

     Second-quarter sales and earnings were at the same level as in 2005. Sales volumes of engineering plastics developed positively in Asia and Europe. The business acquired from Leuna-Miramid in November 2005 contributed to this effect.
     Together with our partner Toray, we started operations at a world-scale production plant for polybutylene terephthalate (PBT) at our Verbund site in Kuantan, Malaysia, as scheduled in April 2006. The capacity utilization of the plant is already high as a result of the customer base that has been systematically established.

     Polyurethanes

     We increased sales significantly thanks to strong demand, in particular in North America. Earnings were increased slightly compared with the previous year's high level.
     In Caojing, China, we are currently starting operations as planned at the integrated isocyanate complex for MDI and TDI that we have built with Huntsman and Chinese partners.
     Together with DOW and Solvay we will start construction work on plants for hydrogen peroxide and propylene oxide (HPPO) in Antwerp, Belgium, in September 2006.

     Performance Products

     --   Higher sales due to increased volumes in all divisions

     --   Decline in earnings due to rise in raw material costs

     -- Acquisition of Degussa's construction chemicals business and resins producer Johnson Polymer


Overview Performance Products                     2nd Quarter
Million EUR                                                    Change
                                               2006     2005     in %
Sales                                         2,197    2,098       5
Thereof Coatings                                576      555       4
        Functional Polymers                     848      809       5
        Performance Chemicals                   773      734       5
EBITDA                                          298      366     (19)
EBIT before special items                       209      272     (23)
EBIT before special items in percent of
 sales                                          9.5     13.0       -
EBIT                                            209      282     (26)
Assets                                        5,884    4,938      19


Overview Performance Products                       1st Half
Million EUR                                                   Change
                                                2006    2005     in %
Sales                                          4,344   4,006       8
Thereof Coatings                               1,167   1,027      14
        Functional Polymers                    1,640   1,551       6
        Performance Chemicals                  1,537   1,428       8
EBITDA                                           627     670      (6)
EBIT before special items                        457     497      (8)
EBIT before special items in percent of
 sales                                          10.5    12.4       -
EBIT                                             456     506     (10)
Assets                                             -       -       -


     In the Performance Products segment, all divisions posted higher second-quarter sales compared with the same period of 2005 (volumes 2%, prices 1%, portfolio 2%). Rising raw material costs negatively affected margins, and earnings were lower than in the previous year's second quarter.
     The construction chemicals business acquired from Degussa will be reported in the new operating division Construction Chemicals with effect from July 1, 2006. Johnson Polymer, a producer of water-based resins for the coatings and printing inks industry that was acquired by BASF, will become part of the Performance Chemicals division as of July 1, 2006.
     The pigments business of Engelhard Corporation is reported in the Functional Polymers and Performance Chemicals divisions effective June 6, 2006.

     Coatings

     We increased sales of automotive coatings in Asia and North America. This growth occurred despite a slight decline in automotive production in North America. In Europe, sales of industrial coatings grew in particular. Earnings increased compared with the same period of 2005.

     Functional Polymers

     We improved sales of functional polymers thanks in particular to higher volumes of polymers for construction chemicals, adhesive raw materials and superabsorbents. Prices for acrylic monomers came increasingly under pressure due to additional capacities in Asia. The business environment in the paper industry is negatively affected by ongoing restructuring activities among our customers. Overall, earnings were lower than in the strong second quarter of 2005.
     The high level of prices in almost all product lines is making it increasingly difficult to pass on increased raw material costs promptly to our customers.

     Performance Chemicals

     We increased volumes and sales, in particular for performance chemicals for the automotive and oil industry. Further increases in raw material costs could be passed on to the market only to a limited extent. Thanks to strict cost management, earnings were at almost the same level as in the second quarter of 2005.

     Agricultural Products & Nutrition

     --   Difficult market environment for agricultural products

     --   Fine Chemicals division improves sales and earnings


Overview Agricultural           2nd Quarter            1st Half
 Products
Million EUR                               Change               Change
                             2006   2005    in %  2006   2005    in %
Sales                         924  1,043    (11) 1,852  2,002     (7)
EBITDA                        217    351    (38)   550    683    (19)
EBIT before special items     165    295    (44)   378    571    (34)
EBIT before special items
 in percent of sales         17.9   28.3      -   20.4   28.5      -
EBIT                          164    291    (44)   444    575    (23)
Assets                      5,025  5,540     (9)     -      -      -


     Sales were significantly lower than in the second quarter of 2005. This was due primarily to a decline in sales volumes and the divestiture of major parts of the North American generics business (volumes -6%, prices/currency -1%, portfolio -4%).
     In Europe, business was negatively affected by the late start to the season, which resulted in the application of smaller amounts of crop protection products.
     The agricultural economy in North America was impacted by higher operating costs and lower sales prices for agricultural produce. In addition, retailers reduced high inventory levels of fungicides that were established in 2005 in expectation of the rapid spread of Asian soybean rust.
     Earnings declined due to the drop in volumes. The further appreciation of the Brazilian real also contributed to the decline.
     On the basis of business to date, we do not expect to be able to match the previous year's level of sales and earnings.


Overview Fine Chemicals          2nd Quarter           1st Half
Million EUR                                Change              Change
                              2006   2005    in %  2006  2005    in %
Sales                          465    422     10    913   817     12
EBITDA                          96     12      .    136    62    119
EBIT before special items       18      7    157     29    27      7
EBIT before special items
 in percent of sales           3.9    1.7      -    3.2   3.3      -
EBIT                            63    (19)     .     73     1      .
Assets                       1,760  1,326     33      -     -      -


     Sales increased thanks to the pharmaceutical contract manufacturing business that we acquired in October 2005 and the personal care business of Engelhard Corporation (volumes -1%, prices/currencies -2%, portfolio 13%).
     While growth rates remained high in the aroma chemicals business, sales of lysine and vitamin C continued to decline.
     EBIT before special items improved considerably compared with the same period of 2005. This was due in particular to the pharmaceutical contract manufacturing business. We are continuing with our cost reduction measures to combat the persisting pressure on margins for lysine, vitamin C and pharmaceutical active ingredients.
     EBIT contains special income of EUR 66 million resulting from the reduction of a fine imposed by the E.U. for anti-trust violations related to vitamin sales as well as special charges for restructuring measures.

     Oil & Gas

     --   Sales and earnings 50% up on previous year

     --   Considerably higher volumes in natural gas trading

     --   Achimgaz joint venture starts production wells


Overview Oil & Gas                                2nd Quarter
Million EUR                                                    Change
                                              2006      2005     in %
Sales                                        2,481     1,650      50
  Thereof  Exploration and production        1,219       862      41
         Natural gas trading                 1,262       788      60
EBITDA                                         973       686      42
  Thereof  Exploration and production          835       609      37
         Natural gas trading                   138        77      79
EBIT before special items                      868       579      50
  Thereof  Exploration and production          766       533      44
         Natural gas trading                   102        46     122
EBIT before special items in percent of
 sales                                        35.0      35.1       -
  Thereof  Exploration and production         62.8      61.8       -
         Natural gas trading                   8.1       5.8       -
EBIT                                           868       579      50
  Thereof  Exploration and production          766       533      44
         Natural gas trading                   102        46     122
Assets                                       4,802     4,210      14
  Thereof  Exploration and production        2,232     2,063       8
         Natural gas trading                 2,570     2,147      20


Overview Oil & Gas                                 1st Half
Million EUR                                                   Change
                                               2006     2005     in %
Sales                                         5,466    3,490      57
  Thereof  Exploration and production         2,300    1,555      48
         Natural gas trading                  3,166    1,935      64
EBITDA                                        1,926    1,276      51
  Thereof  Exploration and production         1,542    1,068      44
         Natural gas trading                    384      208      85
EBIT before special items                     1,716    1,063      61
  Thereof  Exploration and production         1,404      919      53
         Natural gas trading                    312      144     117
EBIT before special items in percent of
 sales                                         31.4     30.5       -
  Thereof  Exploration and production          61.0     59.1       -
         Natural gas trading                    9.9      7.4       -
EBIT                                          1,716    1,063      61
  Thereof  Exploration and production         1,404      919      53
         Natural gas trading                    312      144     117
Assets                                            -        -       -
  Thereof  Exploration and production             -        -       -
         Natural gas trading                      -        -       -


     Persistently high crude oil prices and considerably higher sales volumes in the natural gas trading business sector (volumes 7%, prices/currencies 43%) led to a significant increase in sales and earnings compared with the strong second quarter of 2005.
     In the exploration and production business sector, sales and earnings increased significantly compared with the same period of the previous year as a result of persistently high crude oil prices. Compared with the second quarter of 2005, the average price of Brent crude rose by approximately $ 18/barrel to just under $ 70/barrel. In euro terms, this corresponds to an increase of EUR 14/barrel to EUR 55/barrel.
     The natural gas trading business sector again increased sales volumes considerably in both Germany and Western Europe. Sales prices were also raised compared with the previous year's second quarter. Significantly higher sales and earnings were posted as a result.
     Our Achimgaz joint venture with Gazprom started its first two production wells in the second quarter. The construction work on the remaining facilities is proceeding according to schedule. We therefore aim to start production around the end of the year.
     In April 2006, BASF and Gazprom signed an agreement on BASF's participation in the Yuzhno Russkoye gas field. The contracts are expected to be completed by the end of the year.

     Regions

     --   Europe: Strong increase in sales and earnings due to Oil & Gas segment

     -- North America: Sales growth due to acquisition of Engelhard Corporation; earnings impaired by plant turnarounds and weaker agricultural products business

     --   Asia: Additional growth from Verbund site in Nanjing, China


Regions                         Sales                  Sales
                        (location of company)  (location of customer)
                                        Change                 Change
Million EUR               2006    2005    in %   2006    2005    in %
2nd Quarter
Europe                   7,499   6,178     21   7,051   5,829     21
  Thereof Germany        5,544   4,141     34   2,439   2,053     19
North America (NAFTA)    2,720   2,585      5   2,738   2,588      6
Asia Pacific             1,707   1,451     18   1,871   1,560     20
South America, Africa,
 Middle East               396     367      8     662     604     10
                        12,322  10,581     16  12,322  10,581     16


Regions                            EBIT before
                                  special items
                                               Change
Million EUR                     2006   2005      in %
2nd Quarter
Europe                         1,513  1,199       26
  Thereof Germany              1,125    772       46
North America (NAFTA)            263    351      (25)
Asia Pacific                     125     95       32
South America, Africa, Middle
 East                              9     12      (25)
                               1,910  1,657       15


1st Half
Europe                       15,285  12,280   24  14,466  11,680  24
  Thereof Germany            11,301   8,451   34   5,411   4,254  27
North America (NAFTA)         5,357   4,850   10   5,355   4,831  11
Asia Pacific                  3,355   2,750   22   3,648   2,926  25
South America, Africa,
 Middle East                    840     784    7   1,368   1,227  11
                             24,837  20,664   20  24,837  20,664  20


1st Half
Europe                                            2,933   2,333   26
  Thereof Germany                                 2,140   1,514   41
North America (NAFTA)                               561     622  (10)
Asia Pacific                                        240     182   32
South America, Africa, Middle East                   41      83  (51)
                                                  3,775   3,220   17


     Sales by location of company in Europe rose by 21% in the second quarter of 2006. EBIT before special items climbed 26% to EUR 1,513 million. This strong improvement was due above all to the Oil & Gas segment.
     Companies in North America increased sales in dollar and euro terms by 5%. This sales growth was due to the acquisition of Engelhard Corporation and higher sales volumes in the Polyurethanes division. EBIT before special items declined by 25% to EUR 263 million. The planned plant turnarounds and a decline in sales of fungicides negatively impacted earnings in the Petrochemicals and Agricultural Products divisions, respectively.
     Sales by location of company in Asia Pacific increased by 17% in local currency terms and by 18% in euro terms. EBIT before special items rose by 32% to EUR 125 million. All segments contributed to the sales growth, in particular the Chemicals segment as a result of the Verbund site in Nanjing, China, which started operations in June 2005.
     In South America, Africa, Middle East sales by location of company rose 4% in local currencies and 8% in euro terms. EBIT before special items was negatively impacted by higher costs due to the further significant appreciation of the Brazilian real. Higher earnings from gas production in Argentina were unable to offset this effect.

     Overview of Other Topics

     Research and development

     In the first half of 2006, we increased spending on research and development by 15% as planned to EUR 583 million. Of the amount spent in the first six months of this year, approximately 80% fell under the operational responsibility of the operating divisions. Corporate research costs accounted for the remaining 20%.
     We have expanded our global network of centers of excellence in the key areas of catalysis and nanotechnology. Through the acquisition of Engelhard Corporation we have significantly expanded our research capacity in process and environmental catalysis and are now a world leader in this area. Together with the University of Heidelberg, we plan to establish a joint laboratory for homogeneous catalysis by fall 2006. To strengthen our research network in Asia, we opened a research laboratory for nanostructured surfaces in Singapore at the end of April.

     Employees

     The number of BASF Group employees rose by 5,849 compared with the end of 2005 to 86,794 as of June 30, 2006.
     This increase was due in particular to the acquisition of Engelhard Corporation. Simultaneously, employees left BASF as a result of continued measures to increase efficiency.
     In Europe, the number of employees increased by 0.5% in the first six months of 2006. The greatest increase of 44.5% was in North America (NAFTA) as a result of the acquistion of Engelhard Corporation. Employee numbers increased by 11% in Asia Pacific and by 2.5% in South America, Africa, Middle East.


Employees by region
                               June 30, 2006    Dec. 31, 2005
Europe                               56,904           56,614
North America (NAFTA)                14,202            9,826
Asia Pacific                         10,733            9,669
South America, Africa,
 Middle East                          4,955            4,836
                                     86,794           80,945


     Compared with the first half of 2005, personnel costs rose by 5.7% to EUR
2.8 billion in the same period of 2006.

     Consolidated Statements of Income


                                                   2nd Quarter
Million EUR                                                    Change
                                               2006     2005     in %
Sales                                        12,322   10,581    16.5
Cost of sales                                 8,658    7,083    22.2
Gross profit on sales                         3,664    3,498     4.7
Selling expenses                              1,143    1,085     5.3
General and administrative expenses             207      193     7.3
Research and development expenses               278      256     8.6
Other operating income                          168       56   200.0
Other operating expenses                        407      433    (6.0)
Income from operations                        1,797    1,587    13.2
(Expenses)/income from financial assets          30       42   (28.6)
Interest result                                 (55)     (51)   (7.8)
Other financial result                           48      (73)      .
Financial result                                 23      (82)      .
Income before taxes and minority interests    1,820    1,505    20.9
Income taxes                                    866      697    24.2
Net income before minority interests            954      808    18.1
Minority interests                               34       30    13.3
Net income                                      920      778    18.3

Earnings per share (EUR)
Number of shares, in million (weighted)         506      527    (4.0)
Dilutive effect                                   -        -       -
Earnings per share (EUR)
  Undiluted                                    1.82     1.48    23.0
  Diluted                                      1.82     1.48    23.0


                                              2nd Quarter       1st
                                                                 Half
Million EUR                                                    Change
                                              2006     2005      in %
Sales                                       24,837   20,664     20.2
Cost of sales                               17,546   13,928     26.0
Gross profit on sales                        7,291    6,736      8.2
Selling expenses                             2,246    2,089      7.5
General and administrative expenses            393      357     10.1
Research and development expenses              583      506     15.2
Other operating income                         418      182    129.7
Other operating expenses                       841      880     (4.4)
Income from operations                       3,646    3,086     18.1
(Expenses)/income from financial assets         45      113    (60.2)
Interest result                               (103)     (91)   (13.2)
Other financial result                         102      (59)       .
Financial result                                44      (37)       .
Income before taxes and minority interests   3,690    3,049     21.0
Income taxes                                 1,719    1,319     30.3
Net income before minority interests         1,971    1,730     13.9
Minority interests                             101       91     11.0
Net income                                   1,870    1,639     14.1

Earnings per share (EUR)
Number of shares, in million (weighted)        507      532     (4.7)
Dilutive effect                                  -        -        -
Earnings per share (EUR)
  Undiluted                                   3.69     3.08     19.8
  Diluted                                     3.69     3.08     19.8


     Consolidated Balance Sheets


Million EUR                  June 30, June 30,  Change   Dec.  Change
                                 2006     2005    in %    31,    in %
                                                          2005
Long-term assets
Intangible assets              6,938    3,773    83.9   3,720   86.5
Property, plant and
 equipment                    14,782   13,709     7.8  13,987    5.7
Investments accounted for
 using the equity method         261    1,168   (77.7)    244    7.0
Other financial assets         1,099      974    12.8     813   35.2
Deferred taxes                   899    1,425   (36.9)  1,255  (28.4)
Other long-term assets           557      362    53.9     524    6.3
                              24,536   21,411    14.6  20,543   19.4
Short-term assets
Inventories                    6,122    5,331    14.8   5,430   12.7
Accounts receivable, trade     7,825    6,815    14.8   7,020   11.5
Other receivables and
 miscellaneous short-term
 assets                        5,492    1,869   193.8   1,586  246.3
Liquid funds                     496    3,156   (84.3)  1,091  (54.5)
                              19,935   17,171    16.1  15,127   31.8
Total assets                  44,471   38,582    15.3  35,670   24.7


Million EUR                   June 30,    June  Change   Dec.  Change
                                   2006    30,    in %    31,    in %
                                           2005           2005
Stockholders' equity
Subscribed capital               1,289   1,342   (3.9)  1,317   (2.1)
Capital surplus                  3,130   3,072    1.9   3,100    1.0
Retained earnings               12,337  11,244    9.7  11,928    3.4
Other comprehensive income         356     416  (14.4)    696  (48.9)
Minority interests                 476     435    9.4     482   (1.2)
                                17,588  16,509    6.5  17,523    0.4
Long-term liabilities
Provisions for pensions and
 similar obligations             1,193   4,837  (75.3)  1,547  (22.9)
Other provisions                 2,749   2,463   11.6   2,791   (1.5)
Deferred taxes                   1,203     788   52.7     699   72.1
Financial indebtedness           5,920   3,496   69.3   3,682   60.8
Other long-term liabilities      1,323   1,014   30.5   1,043   26.8
                                12,388  12,598   (1.7)  9,762   26.9
Short-term liabilities
Accounts payable, trade          3,215   2,369   35.7   2,777   15.8
Provisions                       2,856   2,759    3.5   2,763    3.4
Tax liabilities                  1,178   1,078    9.3     887   32.8
Financial indebtedness           5,037   1,510  233.6     259      .
Other short-term liabilities     2,209   1,759   25.6   1,699   30.0
                                14,495   9,475   53.0   8,385   72.9
Total stockholders' equity
 and liabilities                44,471  38,582   15.3  35,670   24.7


     Consolidated Statements of Cash Flows


                                                        1st Half
Million EUR                                            2006     2005
Net income                                            1,870    1,639
Depreciation and amortization of long-term assets     1,129    1,082
Changes in net working capital                         (611)    (573)
Miscellaneous items                                    (180)     (67)
Cash provided by operating activities                 2,208    2,081

Payments related to tangible and intangible
 assets                                                (983)    (875)
Acquisitions/divestitures                            (6,987)     (51)
Financial investments and other items                   268       13
Cash using in investing activities                   (7,702)    (913)

Proceeds from capital increases/repayments             (663)    (858)
Changes in financial liabilities                      6,772    1,494
Dividends                                            (1,124)    (942)
Cash provided by/used in financing activities         4,985     (306)

Net changes in cash and cash equivalents               (509)     862
Cash and cash equivalents as of beginning of year
 and other changes                                      901    2,126
Cash and cash equivalents                               392    2,988
Marketable securities                                   104      168
Liquid funds                                            496    3,156


     Cash provided by operating activities was EUR 2,208 million in the first half of 2006 compared with EUR 2,081 million in the same period of 2005. The increase was primarily due to the rise in earnings.
     Cash used in investing activities was EUR 7,702 million compared with EUR 913 million in the same period of the previous year. Approximately EUR 7 billion was spent in the second quarter on the acquisitions described under "Significant Events and Outlook."
     In cash provided by financing activities, share buybacks and dividend payments led to a cash outflow of EUR 1,805 million. In the first six months of 2006, we bought back 10.8 million shares for EUR 681 million or an average of EUR 63.04 per share.
     At EUR 10.957 million, financial indebtedness was EUR 7,016 million higher than on December 31, 2005.
     On April 11, BASF Aktiengesellschaft issued a euro benchmark bond with a volume of EUR 1 billion and a maturity of five years. The coupon is 4.0% per year. In addition, on June 22, BASF Aktiengesellschaft issued a three-year floating rate note and a 10-year euro fixed-rate benchmark bond, each with a nominal volume of EUR 500 million. The coupon of the 10-year bond is 4.5 percent per year. In addition, commercial paper equivalent to approximately EUR 4.4 billion was outstanding as of June 30, 2006.
     As of June 30, 2006, nebt debt was EUR 10,461 million and the equity ratio was 39.5%.

     Consolidated Statements of Recognized Income and Expense


Income and expense items
                                                         1st Half
Million EUR                                             2006    2005
Net income before minority interests                   1,971   1,730

Fair value changes in available-for-sale securities       (2)    (22)
Cash-flow hedges                                          23      (3)
Change in foreign currency translation adjustments      (360)    501
Actuarial gains/losses from pensions and other
 obligations                                             368    (874)
Deferred taxes                                          (132)    340
Minority interests                                       (15)     23
Total income and expenses recognized in equity          (118)    (35)

Total income and expense for the period                1,853   1,695
  Thereof BASF                                         1,767   1,581
  Thereof minority interests                              86     114


Development   Retained              Other comprehensive income
 of income     earnings
and expense
 recognized
directly in
 equity
               Actuarial      Foreign  Fair value    Cash-   Total of
             gains/losses    currency   changes in   flow other compr-
                           translation  available-  hedges  ehensive
                           adjustments         for           income
                                             sale
                                  securities
Million EUR
As of
 January 1,
 2006               (894)         475         258     (37)      696
Additions            368            -           -      23       23
Releases               -         (360)         (2)      -      (362)
Deferred
 taxes              (131)           7           1      (9)      (1)
As of June
 30, 2006           (657)         122         257     (23)      356

As of
 January 1,
 2005               (234)        (226)        193     (27)      (60)
Additions              -          501           -       -       501
Releases            (874)           -         (22)     (3)      (25)
Deferred
 taxes               340          (10)          8       2        -
As of June
 30, 2005           (768)         265         179     (28)      416


Development of income                   Total
and expense recognized                 income and
directly in equity                      expense
                                       recognized
                                      directly in
                                        equity

Million EUR
As of January 1, 2006                       (198)
Additions                                    391
Releases                                    (362)
Deferred taxes                              (132)
As of June 30, 2006                         (301)

As of January 1, 2005                       (294)
Additions                                    501
Releases                                    (899)
Deferred taxes                               340
As of June 30, 2005                         (352)


     Consolidated Statements of Stockholders' Equity


January - June 2006           Number of    Subscribed Capital Retained
                               subscribed  capital    surplus earnings
                               shares
                              outstanding
Million EUR
As of January 1, 2006         514,379,000      1,317   3,100   11,928
Share buy-back and
 cancellation of own shares
 including own shares intended
 to
be cancelled                  (10,799,000)       (28)     30     (683)
Capital injection by minority
 interests                              -          -       -        -
Dividends paid                          -          -       -   (1,014)
Net income                              -          -       -    1,870
Income and expense recognized
 directly
in equity                               -          -       -      237
Change in scope of
 consolidation and
other changes                           -          -       -       (1)
As of June 30, 2006           503,580,000      1,289   3,130   12,337


January - June 2006              Other com-  Minority  Stock-
                                  prehensive interests holders'
                                  income               equity
Million EUR
As of January 1, 2006                   696       482   17,523
Share buy-back and cancellation
 of own shares including own
 shares intended to
be cancelled                              -         -     (681)
Capital injection by minority
 interests                                -        18       18
Dividends paid                            -      (110)  (1,124)
Net income                                -       101    1,971
Income and expense recognized
 directly
in equity                              (340)      (15)     118
Change in scope of consolidation
 and
other changes                             -         -        1
As of June 30, 2006                     356       476   17,588


January - June 2005           Number of    Subscribed Capital Retained
                               subscribed  capital    surplus earnings
                               shares
                              outstanding
Million EUR
As of January 1, 2005         540,440,410      1,384   3,028   11,923
Share buy-back and
 cancellation of own shares
 including own shares intended
 to
be cancelled                  (16,402,229)       (42)     44     (869)
Capital distribution to
 minority interests                     -          -       -        -
Dividends paid                          -          -       -     (904)
Net income                              -          -       -    1,639
Income and expense recognized
 directly
in equity                               -          -       -     (534)
Change in scope of
 consolidation and
other changes                           -          -       -      (11)
As of June 30, 2005           524,038,181      1,342   3,072   11,244


January - June 2005              Other com-  Minority  Stock-
                                  prehensive interests holders'
                                  income               equity
Million EUR
As of January 1, 2005                   (60)      328   16,603
Share buy-back and cancellation
 of own shares including own
 shares intended to
be cancelled                              -         -     (867)
Capital distribution to minority
 interests                                -        10       10
Dividends paid                            -       (38)    (942)
Net income                                -        91    1,730
Income and expense recognized
 directly
in equity                               476        23      (35)
Change in scope of consolidation
 and
other changes                             -        21       10
As of June 30, 2005                     416       435   16,509


     Segment Reporting


2nd Quarter                Sales                  EBITDA

Million EUR                  2006    2005    in %  2006   2005    in %

Chemicals                   2,443   2,007   21.7    409    477  (14.3)
Plastics                    3,168   2,924    8.3    442    400   10.5
Performance Products        2,197   2,098    4.7    298    366  (18.6)
Agricultural Products &
Nutrition                   1,389   1,465   (5.2)   313    363  (13.8)
  Thereof    Agricultural
   Products                   924   1,043  (11.4)   217    351  (38.2)
  Fine Chemicals              465     422   10.2     96     12      .
Oil & Gas                   2,481   1,650   50.4    973    686   41.8
Other (a)                     644     437   47.4    (61)  (143)  57.3
                           12,322  10,581   16.5  2,374  2,149   10.5


2nd Quarter                       Income from        Income from
                                   operations (EBIT) operations (EBIT)
                                   before special
                                   items

Million EUR                        2006  2005   in % 2006  2005   in %

Chemicals                           351   415 (15.4)  263   345 (23.8)
Plastics                            315   274  15.0   314   280  12.1
Performance Products                209   272 (23.2)  209   282 (25.9)
Agricultural Products &
Nutrition                           183   302 (39.4)  227   272 (16.5)
  Thereof    Agricultural Products  165   295 (44.1)  164   291 (43.6)
  Fine Chemicals                     18     7 157.1    63   (19)    .
Oil & Gas                           868   579  49.9   868   579  49.9
Other (a)                           (16) (185) 91.4   (84) (171) 50.9
                                  1.910 1.657  15.3 1,797 1,587  13.2


2nd Quarter                      Research and    Assets (b)
                                  development
                                  expenses

Chemicals                         35   28  25.0  10,903   6,026  80.9
Plastics                          32   35  (8.6)  6,867   6,591   4.2
Performance Products              59   47  25.5   5,884   4,938  19.2
Agricultural Products &
Nutrition                         99   92   7.6   6,785   6,866  (1.2)
  Thereof
  Agricultural Products           83   75  10.7   5,025   5,540  (9.3)
  Fine Chemicals                  16   17  (5.9)  1,760   1,326  32.7
Oil & Gas                          -    -     -   4,802   4,210  14.1
Other (a)                         53   54  (1.9)  9,230   9,951  (7.2)
                                 278  256   8.6  44,471  38,582  15.3


2nd Quarter                        Additions to       Amortization and
                                   fixed assets (c)   depreciation (c)

Chemicals                          3,233  369      .  146  132   10.6
Plastics                             116  120   (3.3) 128  120    6.7
Performance Products                 921  134      .   89   84    6.0
Agricultural Products &
Nutrition                            282   33      .   86   91   (5.5)
  Thereof
  Agricultural Products               37   14  164.3   53   60  (11.7)
  Fine Chemicals                     245   19      .   33   31    6.5
Oil & Gas                            115  156  (26.3) 105  107   (1.9)
Other (a)                            290   38      .   23   28  (17.9)
                                   4,957  850  483.2  577  562    2.7


     Segment Reporting


1st Half                    Sales                 EBITDA

Million EUR                   2006    2005   in %  2006   2005    in %

Chemicals                    4,682   3,829  22.3    861  1,021  (15.7)
Plastics                     6,259   5,724   9.3    898    780   15.1
Performance Products         4,344   4,006   8.4    627    670   (6.4)
Agricultural Products &
Nutrition                    2,765   2,819  (1.9)   686    745   (7.9)
  Thereof    Agricultural
   Products                  1,852   2,002  (7.5)   550    683  (19.5)
  Fine Chemicals               913     817  11.8    136     62  119.4
Oil & Gas                    5,466   3,490  56.6  1,926  1,276   50.9
Other (a)                    1,321     796  66.0   (223)  (324)  31.2
                            24,837  20,664  20.2  4,775  4,168   14.6


1st Half                     Income from           Income from
                              operations (EBIT)    operations (EBIT)
                              before special
                              items

Million EUR                   2006   2005    in %  2006   2005    in %

Chemicals                      668    841  (20.6)   580    771  (24.8)
Plastics                       647    543   19.2    645    548   17.7
Performance Products           457    497   (8.0)   456    506   (9.9)
Agricultural Products &
Nutrition                      407    598  (31.9)   517    576  (10.2)
  Thereof    Agricultural
   Products                    378    571  (33.8)   444    575  (22.8)
  Fine Chemicals                29     27    7.4     73      1      .
Oil & Gas                    1,716  1,063   61.4  1,716  1,063   61.4
Other (a)                     (120)  (322)  62.7   (268)  (378)  29.1
                             3,775  3,220   17.2  3,646  3,086   18.1


1st Half                         Research and    Assets (b)
                                  development
                                  expenses

Chemicals                         66   55  20.0  10,903   6,026  80.9
Plastics                          73   69   5.8   6,867   6,591   4.2
Performance Products             119   97  22.7   5,884   4,938  19.2
Agricultural Products &
Nutrition                        196  178  10.1   6,785   6,866  (1.2)
  Thereof
  Agricultural Products          163  143  14.0   5,025   5,540  (9.3)
  Fine Chemicals                  33   35  (5.7)  1,760   1,326  32.7
Oil & Gas                          -    1     -   4,802   4,210  14.1
Other (a)                        129  106  21.7   9,230   9,951  (7.2)
                                 583  506  15.2  44,471  38,582  15.3


1st Half                     Additions to         Amortization and
                             fixed assets (c)     depreciation (c)

Chemicals                    3,395    457      .    281    250   12.4
Plastics                       334    202   65.3    253    232    9.1
Performance Products         1,002    188  433.0    171    164    4.3
Agricultural Products &
Nutrition                      319     64  398.4    169    169    0.0
  Thereof
  Agricultural Products         52     26  100.0    106    108   (1.9)
  Fine Chemicals               267     38      .     63     61    3.3
Oil & Gas                      190    250  (24.0)   210    213   (1.4)
Other (a)                      317     51      .     45     54  (16.7)
                             5,557  1,212  358.5  1,129  1,082    4.3


     (a) "Other" includes the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments, from hedging of forecasted sales as well as from currency positions that are macro-hedged (EUR 38 million in the second quarter (2005: EUR (94) million) and EUR 93 million in the first half (2005: EUR (139) million)).

     (b) The assets of "Other" includes the assets of the fertilizers business and other businesses as well as assets that are not allocated to the segments (financial assets, liquid funds, financial receivables, deferred taxes; first half 2006: EUR 7,189 million, first half 2005: EUR 8,180 million).

     (c) Intangible and tangible fixed assets

     Explanations to the Interim Financial Statements

     1. Basis of presentation

     The Consolidated Financial Statements of BASF Group for the year ended December 31, 2005 were prepared according to the International Financial Reporting Standards (IFRS) valid as of the balance sheet date. The current interim financial statements were prepared using the same accounting policies. BASF's Financial Report for fiscal 2005 is available on the Internet at corporate.basf.com/financial-report.
     The previous year's figures have been adjusted as follows in accordance with the changes made effective December 31, 2005: Expenses in the Oil & Gas segment related to exploration for oil and gas deposits and to dry holes are now recorded as other operating expenses rather than as research and development expenses. In association with the change to IAS 19, actuarial gains and losses from the valuation of pension obligations are recognized against retained earnings in the reporting period in which they occur.
     Compared with the end of 2005, the assumptions used to determine expenses for pension benefit were changed as follows with effect from June 30, 2006: The interest rate was increased from 4.25% to 4.75% and the expected pension increase from 1.50% to 1.75%.
     The interim financial statements have not been audited.

     2. Scope of consolidation

     The Consolidated Financial Statements include BASF Aktiengesellschaft, the parent company, as well as all material subsidaries on a fully consolidated basis. Material jointly operated companies are proportionally consolidated. The number of fully and proportionally consolidated companies has developed as follows:


                                          2006       2005
As of January 1                            180        160
  Thereof proportionally
   consolidated                             15         12
First-time consolidations                   91         28
  Thereof proportionally
   consolidated                              -          4
  Thereof changes in the
   consolidation
  method                                     -         (1)
Deconsolidations                             4          8
  Thereof proportionally
   consolidated                              -          -
As of June 30/December 31                  267        180
  Thereof proportionally
   consolidated                             15         15


     First-time consolidations since January 1, 2006 comprised:

     -- A total of 79 companies associated with the acquisition of Engelhard Corporation, United States;

     --   The biotechnology company CropDesign N.V., Belgium, acquired in May;

     -- BASF Services Europe GmbH, Berlin, which performs finance and human resources services for BASF companies in Europe; and

     -- Ten previously unconsolidated companies with headquarters in Germany, Australia, China, Malta and Switzerland due to their increased importance.

     Four companies have been deconsolidated since the beginning of 2006 due to their decreased significance or merger with other BASF companies.

     Companies accounted for using the equity method were as follows:


                                      June 30,   Dec. 31,
                                           2006       2005
Affiliated companies                        11         11
Joint ventures                               2          2
Other associated companies                   3          3
                                            16         16


     Companies acquired in association with the purchase of Degussa's construction chemicals business will be included in BASF's Consolidated Financial Statements as of July 1, 2006. Companies acquired in association with the purchase of Johnson Polymer will also be consolidated as of July 1, 2006.

     3. Acquisitions/divestitures


Effect of acquisitions and divestitures
on BASF Group assets
                                                        June 30, 2006
                                                        Million
                                                            EUR      %
Long-term assets                                         4,818   46.4
  Thereof  goodwill                                      2,089   20.1
         Intangible assets                               1,214   11.7
         Property, plant and equipment                   1,260   12.1
Short-term assets                                        5,559   53.6
  Thereof  Inventories                                     655    6.3
         Accounts receivable, trade                        484    4.7
         Other receivables and miscellaneous short-term
          assets                                         4,366   42.1
Assets                                                  10,377  100.0


     The total purchase price for Degussa's construction chemicals business and for Johnson Polymer of EUR 3,048 million is reported under "Other receivables" as of June 30, 2006.
     The provisional purchase price allocation for Engelhard Corporation is included in the above table under the respective balance sheet items. The activities acquired from Engelhard Corporation increased sales by EUR 288 million in the second quarter of 2006.


    --  Important Dates

    --  November 2, 2006
        Interim Report Third
        Quarter 2006

    --  February 22, 2007
        Annual Results 2006

    --  April 26, 2007
        Interim Report First Quarter
        2007 and Annual Meeting

    --  August 1, 2007
        Interim Report Second
        Quarter 2007

    --  October 30, 2007
    --  Interim Report Third Quarter 2007


Forward-looking statements

     This report contains forward- looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. The Annual Report on Form 20-F is available on the Internet at corporate.basf.com/20-f-report. We do not assume any obligation to update the forward-looking statements contained in this report.

     You can find this and other publications from BASF on the Internet at corporate.basf.com.

 You can also order the reports

 --  by telephone: +49 621 60-91827

 --  by fax: +49 621 60-20162

 --  on the Internet: corporate.basf.com/mediaorders


     CONTACT: BASF Aktiengesellschaft, Ludwigshafen
              Corporate Media Relations
              Michael Grabicki, +49 621 60-99938
              Fax +49 621 60-92693
              or
              Investor Relations
              Magdalena Moll, +49 621 60-48230
              Fax +49 621 60-22500
              or
              General inquiries, +49 621 60-0
              Fax +49 621 60-42525
              Internet: corporate.basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               BASF Aktiengesellschaft


August 2, 2006                 By: /s/ Elisabeth Schick
                               ------------------------------------
                               Name: Elisabeth Schick
                               Title: Director Site Communications Ludwigshafen
                               and Europe


                               By: /s/ Christian Schubert
                               ------------------------------------
                               Name: Christian Schubert
                               Title: Director Corporate Communications
                               BASF Group